Pricing Term Sheet	Filed pursuant to Rule 433
Dated February 3, 2011	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated January 31, 2011 and the
Prospectus dated January 28, 2011
Registration Statement File No. 333-171349
K. Hovnanian Enterprises, Inc.
Offering of
$155,000,000 11.875% Senior Notes due 2015
guaranteed by
Hovnanian Enterprises, Inc.
(the “Senior Notes Offering”)

The information in this pricing term sheet relates only to the Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement, dated January 31, 2011, relating to the Senior Notes Offering (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related prospectus dated January 28, 2011, included in the Registration Statement (File No. 333-171349), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	K. Hovnanian Enterprises, Inc. (“K. Hovnanian”)

Security Description:	Senior Notes

Distribution:	SEC Registered

Face:	$155,000,000

Gross Proceeds:	$151,052,150

Net Proceeds to Issuer:	$147,919,650

Coupon:	11.875%

Maturity:	October 15, 2015

Offering Price:	97.453% The Senior Notes will be issued with original issue discount. See “Certain United States Federal Income and Estate Tax Consequences” in the Preliminary Prospectus Supplement”

Yield to Maturity:	12.625%

Spread to Treasury:	1056 basis points

Benchmark:	1.250% UST due 10/31/2015

Ratings:	Caa2 / CCC- (1)

Interest Payment Dates:	April 15 and October 15

Interest Payment Record Dates:	April 1 and October 1

Commencing:	4/15/2011

Optional Redemption:	Makewhole call at T+50 bps

Equity Clawback:	Redeem until 4/15/2014 at 111.875% for up to 35.0%

Change of Control:	Put at 101% of principal plus accrued and unpaid interest

Pricing Date:	2/3/2011

Settlement Date:	2/14/2011 (T+7)

CUSIP:	442488 BK7

Pricing Term Sheet	Filed pursuant to Rule 433
Dated February 3, 2011	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated January 31, 2011 and the
Prospectus dated January 28, 2011
Registration Statement File No. 333-171349

ISIN:	US442488BK75

Minimum Allocation:	$2,000

Increments:	$1,000

Book-Runners:	Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

(1)	These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
Changes from Preliminary Prospectus Supplement
Offering Size:
K. Hovnanian has increased the offering of the Senior Notes from $150.0 million aggregate principal amount to $155.0 million aggregate principal amount. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described in this Pricing Term Sheet.
Use of Proceeds:
     As described in the Preliminary Prospectus Supplement, concurrently with the Senior Notes Offering, Hovnanian Enterprises Inc. (“Hovnanian”) is offering shares of its Class A common stock for a total price to public of approximately $50.0 million (or approximately $57.5 million if the underwriters exercise their over-allotment option in full) (the “Common Stock Offering”) and Hovnanian and K. Hovnanian are offering 3,000,000 tangible equity units (or 3,450,000 tangible equity units if the underwriters exercise their overallotment option in full), each with a stated amount of $25 (the “Units Offering”). The net proceeds of the Senior Notes Offering, the Common Stock Offering and the Units Offering will be used to fund the purchase of an aggregate principal amount of approximately $156.0 million of certain of K. Hovnanian’s unsecured senior and senior subordinated notes and for general corporate purposes as described in the Preliminary Prospectus Supplement. The Senior Notes Offering is conditioned upon the completion of the Common Stock Offering and the Units Offering and each offering is subject to customary closing conditions.

Hovnanian and K. Hovnanian have filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the Senior Notes Offering. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Hovnanian has filed with the SEC for more complete information about Hovnanian and K. Hovnanian and the Senior Notes Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037.
This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.